Filed Pursuant to Rule 424(b)(3)
Registration Statement No. 333-201841

Prospectus Supplement No. 23

to Prospectus dated February 26, 2015

2,500,000 Shares

Common Stock

This Prospectus Supplement No. 23 supplements and amends our prospectus dated February 26, 2015 (the “Prospectus”), relating to the sale, from time to time, of up to 2,500,000 shares of our common stock by Aspire Capital Fund, LLC.

This prospectus supplement is being filed to include the information set forth in our Current Report on Form 8-K filed with the Securities and Exchange Commission on December 22, 2015. This prospectus supplement should be read in conjunction with the Prospectus and any amendments or supplements thereto, which are to be delivered with this prospectus supplement, and is qualified by reference to the Prospectus, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus, including any amendments or supplements thereto.

Our common stock trades on the NASDAQ Capital Market under the ticker symbol “REPH.” On December 21, 2015, the last reported sale price per share of our common stock was $8.85 per share.

Investing in our common stock involves risk. Please read carefully the section entitled “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 23 is December 22, 2015.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15 (d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 16, 2015

Recro Pharma, Inc.

(Exact name of registrant as specified in its charter)

Pennsylvania	001-36329	26-1523233
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

490 Lapp Road, Malvern, Pennsylvania	19355
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (484) 395-2470

Not Applicable

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

On December 16, 2015, the Board of Directors (the “Board”) of Recro Pharma, Inc. (the “Company”), upon the approval and recommendation of the Compensation Committee (the “Committee”) of the Board in connection with the Committee’s annual review of executive officer compensation, approved awards of performance-based restricted stock units and performance-based options under the Company’s Amended and Restated Equity Incentive Plan (the “Plan”) to certain named executive officers of the Company. All other actions of the Board and the Committee relating to executive officer compensation were materially consistent with prior disclosures regarding the Plan and awards.

The Board and the Committee approved a grant of an option to purchase 105,300 shares of the Company’s common stock, par value $0.01 per share (the “Common Stock”), to Gerri A. Henwood, the President and Chief Executive Officer of the Company. Pursuant to the Plan and Ms. Henwood’s option award agreement, Ms. Henwood’s option grant will vest upon the Committee’s determination that certain development milestones with regard to the Company’s lead product candidate, IV/IM meloxicam, and certain financial performance targets of the Company’s contract manufacturing business operated through its wholly-owned subsidiary, Recro Gainesville LLC, have been met, subject to Ms. Henwood’s continued employment with the Company.

The option award described above for Ms. Henwood is subject to the terms and conditions of the Plan and the applicable award agreement which, other than as disclosed herein, is in substantially the form attached hereto as Exhibit 10.1 and incorporated herein by reference.

The Board and the Committee also approved (i) a grant of 5,000 performance-based restricted stock units to Donna Nichols, the Chief Accounting Officer and Corporate Controller of the Company, who is also performing the functions of principal financial officer on an interim basis, and (ii) a grant of 12,200 performance-based restricted stock units to Randall Mack, the Company’s Senior Vice President, Development. Pursuant to the Plan and Ms. Nichols’ and Mr. Mack’s performance-based restricted stock unit agreements, the performance-based restricted stock units will vest upon the Committee’s determination that certain development milestones with regard to IV/IM meloxicam have been met during 2016, in each case subject to continued employment with the Company.

The award agreements for the performance-based restricted stock units granted to each of Ms. Nichols and Mr. Mack provide that if a change in control of the Company occurs during the grantee’s service with the Company, his or her performance-based vesting restricted stock units will fully vest. If the grantee ceases to be employed by the Company as a result of death or disability, his or her performance-based vesting restricted stock units will remain outstanding during the remainder of the one-year performance period and will vest in full based on satisfaction of the applicable performance goal.

Each restricted stock unit award described above for Ms. Nichols and Mr. Mack is subject to the terms and conditions of the Plan and the form of Award Agreement for Restricted Stock Units which, other than as disclosed herein, is in substantially the form attached hereto as Exhibit 10.2 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

Exhibit No.	Document

10.1	Form of 2013 Equity Incentive Plan Award Agreement Award Agreement (incorporated by reference to Exhibit 10.14 to Recro Pharma, Inc.’s Annual Report on Form 10-K filed on March 25, 2015)

10.2	Form of Recro Pharma, Inc. Equity Incentive Plan Award Agreement Award Agreement for Restricted Stock Units.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: December 22, 2015

Recro Pharma, Inc.

By:	/s/ Gerri A. Henwood
	Name:	Gerri A. Henwood
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Document

10.1	Form of 2013 Equity Incentive Plan Award Agreement Award Agreement (incorporated by reference to Exhibit 10.14 to Recro Pharma, Inc.’s Annual Report on Form 10-K filed on March 25, 2015)

10.2	Form of Recro Pharma, Inc. Equity Incentive Plan Award Agreement Award Agreement for Restricted Stock Units.

Exhibit 10.2

Award Agreement for

Restricted Stock Units under the Recro Pharma, Inc.

Amended and Restated Equity Incentive Plan

THIS AWARD AGREEMENT FOR RESTRICTED STOCK UNITS (this “Agreement”) is made by Recro Phama, Inc. (the “Company”) to the participant named on the grant schedule attached hereto (the “Grantee”), dated as of the date set forth on the grant schedule attached hereto (the “Grant Date”).

RECITALS

WHEREAS, the Company desires to award Restricted Stock Units to the Grantee under the Recro Pharma, Inc. Amended and Restated Equity Incentive Plan, as amended (the “Plan”), pursuant to the terms of this Agreement.

NOW, THEREFORE, in consideration of these premises and the agreements set forth herein, the parties, intending to be legally bound hereby, agree as follows:

1. Grant Schedule. Certain terms of the grant of Restricted Stock Units are set forth on the grant schedule (the “Grant Schedule”) that is attached to, and is a part of, this Agreement.

2. Grant of Restricted Stock Units. As of the Grant Date, pursuant to the Plan, the Company hereby awards to the Grantee the number of Restricted Stock Units set forth on the Grant Schedule (the “Award”), subject to the restrictions and on the terms and conditions set forth in this Agreement and the Plan. The terms of the Plan are hereby incorporated into this Agreement by this reference, as though fully set forth herein. Capitalized terms used but not defined herein, including the Grant Schedule, will have the same meaning as defined in the Plan.

3. Grant Date. The Grant Date of the Restricted Stock Units is set forth on the Grant Schedule.

4. Performance Target. To the extent that the Grant Schedule includes a performance-based target, the Grant Schedule will specify the extent to which the Restricted Stock Units will be forfeited for failure to achieve the performance-based target.

5. Vesting. Subject to the further provisions of this Agreement, the Restricted Stock Units will vest as set forth on the Grant Schedule (each date on which Restricted Stock Units vest being referred to as a “Vesting Date”).

6. Transferability. The Restricted Stock Units are not transferable or assignable otherwise than by will or by the laws of descent and distribution. Any attempt to transfer Restricted Stock Units, whether by transfer, pledge, hypothecation or otherwise and whether voluntary or involuntary, by operation of law or otherwise, will not vest the transferee with any interest or right in or with respect to such Restricted Stock Units.

7. Termination of Employment. In the event of the Grantee’s termination of service with the Company and its Affiliates that is a “separation from service” within the meaning of section 409A of the Code and applicable Treasury Regulations issued under section 409A, all unvested Restricted Stock Units will vest or be forfeited according to the terms and conditions of the Grant Schedule, unless the Grantee’s employment agreement provides for a result that is more favorable to the Grantee. To the extent compliance with the requirements of Treasury Regulation § 1.409A-3(i)(2) is necessary to avoid the application of an additional tax under section 409A of the Code to the issuance of Shares to the Grantee, then any issuance of Shares to the Grantee that would otherwise be made during the six-month period beginning on the date of such termination will be deferred and delivered to the Grantee immediately following the lapse of such six-month period.

8. Issuance of Shares.

a. Unless otherwise set forth on the Grant Schedule, within thirty (30) days following each Vesting Date (including any accelerated vesting date provided in the Grant Schedule or pursuant to the Grantee’s employment agreement), the Company shall issue to the Grantee, either by book-entry registration or issuance of a stock certificate or certificates, a number of Shares equal to the number of Restricted Stock Units granted hereunder that have vested as of such date. Any Shares issued to the Grantee hereunder shall be fully paid and non-assessable.

b. The Company may require as a condition of the issuance of Shares, pursuant to Section 8(a) hereof, that the Grantee remit to the Company an amount sufficient in the opinion of the Company to satisfy any federal, state and other governmental tax withholding requirements related to the issuance of such shares. The Committee, in its sole discretion, may permit the Grantee to satisfy such obligation by delivering shares of Common Stock or by directing the Company to withhold from delivery shares of Common Stock, in either case valued at their Fair Market Value on the applicable issuance date, with fractional shares being settled in cash.

c. The Grantee will not be deemed for any purpose to be, or have rights as, a stockholder of the Company by virtue of the grant of Restricted Stock Units, until shares of Common Stock are issued in settlement of such Restricted Stock Units pursuant to Section 8(a) hereof. Upon the issuance of a stock certificate or the making of an appropriate book entry on the books of the transfer agent, the Grantee will have all of the rights of a stockholder.

d. With respect to any grant of Restricted Stock Units that vests in whole or in part based on the Company’s achievement of financial or operating results, if it is determined by the Committee that gross negligence, intentional misconduct or fraud by Grantee caused or partially caused the Company to restate all or a portion of its financial statements, the Committee shall, to the extent permitted by law, require repayment of Shares delivered pursuant to the vesting of the Restricted Stock Units, and/or effect the cancellation of unvested Restricted Stock Units, if (i) the vesting of the Award was calculated based upon, or contingent on, the achievement of financial or operating results that were the subject of or affected by the restatement, and (ii) the extent of vesting of the Award would have been less had the financial statements been correct. The required repayment or cancellation shall be such as will put the Grantee in the same position relative to vesting of the Award as the Grantee would have been in had the financial statements been correct.

9. Securities Matters. The Company shall be under no obligation to effect the registration pursuant to the Securities Act of 1933, as amended (the “1933 Act”) of any interests in the Plan or any Shares to be issued thereunder or to effect similar compliance under any state laws. The Company shall not be obligated to cause to be issued any Shares, whether by means of stock certificates or appropriate book entries, unless and until the Company is advised by its counsel that the issuance of such Shares is in compliance with all applicable laws, regulations of governmental authority and the requirements of any securities exchange on which Shares are traded. The Committee may require, as a condition of the issuance of Shares pursuant to the terms hereof, that the recipient of such Shares make such covenants, agreements and representations, and that any certificates bear such legends and any book entries be subject to such electronic coding or stop order, as the Committee, in its sole discretion, deems necessary or desirable. The Grantee specifically understands and agrees that the Shares, if and when issued, may be “restricted securities,” as that term is defined in Rule 144 under the 1933 Act and, accordingly, the Grantee may be required to hold the shares indefinitely unless they are registered under the 1933 Act or an exemption from such registration is available.

10. Delays or Omissions. No delay or omission to exercise any right, power or remedy accruing to any party hereto upon any breach or default of any party under this Agreement, will impair any such right, power or remedy of such party, nor will it be construed to be a waiver of any such breach or default, or an acquiescence therein, or of or in any similar breach or default thereafter occurring, nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character by the of any breach or default under this Agreement, or any waiver on the part of any party or any provisions or conditions of this Agreement, must be in a writing signed by such party and will be effective only to the extent specifically set forth in such writing.

11. Withholding. The Company reserves the right to withhold, in accordance with any applicable laws, from any consideration payable or property transferable to Grantee any taxes required to be withheld by federal, state or local law as a result of the grant or vesting of this Award or other disposition of the Shares.

12. Right of Discharge Preserved. The grant of Restricted Stock Units hereunder will not confer upon the Grantee any right to continue in service with the Company or any of its subsidiaries or Affiliates.

13. The Plan. By accepting this Award, the Grantee acknowledges that the Grantee has received a copy of the Plan, has read the Plan and is familiar with its terms, and accepts the Restricted Stock Units subject to all of the terms and provisions of the Plan, as amended from time to time. Pursuant to the Plan, the Board or its Committee is authorized to interpret the Plan and to adopt rules and regulations not inconsistent with the Plan as it deems appropriate. By accepting this Award, the Grantee acknowledges and agrees to accept as binding, conclusive and final all decisions or interpretations of the Board or its Committee upon any questions arising under the Plan.

14. Governing Law. This Agreement and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter this Agreement) shall be governed by, and enforced in accordance with, the laws of the Commonwealth of Pennsylvania, without regard to the application of the principles of conflicts of laws.

The Award is made by the Company as of the date stated in the introductory paragraph.

RECRO PHARMA, INC.

By:
Name:
Title:

[Performance-Vesting Grant Schedule]

Grant Schedule

Grantee’s name:	[Grantee]

Grant Date:	[Grant Date]

1. Number of Restricted Stock Units granted:	[ ]

2. Target Number of Restricted Stock Units granted:	[ ]

3. Vesting Date:

At the end of each performance period, any Restricted Stock Units that do not vest based upon the Company’s attainment of the performance goal shall be forfeited with no further compensation due to the Grantee.

The determination of the attainment of the performance goal will be made in the sole discretion of the Committee. The Committee has discretion with the consent of the Grantee to modify the definition of the performance goal (with the Board reserving the right to ratify, modify or reverse the Committee’s decision), provided that the exercise of such discretion would not cause a Performance Award that would otherwise be deductible as “performance-based” compensation within the meaning of Section 162(m) of the Code to become non-deductible.

If a Change of Control occurs, any outstanding Restricted Stock Units that are then still subject to vesting conditions shall become vested as of the date of such Change of Control, provided the Grantee remains an employee of the Company through such date. If the Grantee terminates employment with the Company by reason of the Grantee’s death or Disability, the Restricted Stock Units will remain outstanding during the applicable performance period and will vest in full based on satisfaction of the applicable performance goal.

Unless otherwise provided for above, if the Grantee’s employment with the Company and its Affiliates terminates or is terminated for any other reason, any Restricted Stock Units that are then still subject to vesting conditions as of such date shall be immediately forfeited with no other compensation due to the Grantee.

A number of Shares equal to the number of vested Restricted Stock Units shall be, to the extent that the applicable performance goal is satisfied, issued to the Grantee, either by book-entry registration or issuance of a stock certificate or certificates, as soon as administratively practicable following the date that the Committee determines the extent to which such performance goal has been achieved but in no event later than 2 1⁄2 months following the end of the calendar year containing the applicable Vesting Date. Notwithstanding the foregoing, to the extent the Restricted Stock Units become vested as a result of Change of Control, a number of Stock Award Shares equal to such units will be issued to the Grantee not later than thirty (30) days following the date of such Change of Control.

Notwithstanding the foregoing, no Restricted Stock Units subject to this Agreement shall vest unless the Grantee has complied with all applicable provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). If the Restricted Stock Units subject to this Agreement would have vested pursuant to this Agreement but did not vest solely because the Grantee was not in compliance with all applicable provisions of the HSR Act, the Vesting Date and the Share issuance date for such Restricted Stock Units shall occur on the first date following the date on which such Restricted Stock Units would otherwise have vested pursuant to this Agreement on which the Grantee has complied with all applicable provisions of the HSR Act.

RECRO PHARMA, INC.

By:
Name:
Title:

DATED:

In order to indicate your acceptance of the award of Restricted Stock Units subject to the restrictions and upon the terms and conditions set forth above, in the Award Agreement and in the Plan, please execute and immediately return to the Company the enclosed duplicate original of this Grant Schedule and the Award Agreement.

ACCEPTED AND AGREED,
Intending to be legally bound:

[NAME]

Date

[Time-Vesting Grant Schedule]

Grant Schedule

Grantee’s name:	[Grantee]

Grant Date:	[Grant Date]

1. Number of Restricted Stock Units granted:	[# of RSUs]

2. Vesting Dates:

If a Change of Control occurs, any outstanding Restricted Stock Units that are then still subject to vesting conditions shall become vested as of the date of such Change of Control, provided the Grantee remains an employee of the Company through such date. If the Grantee terminates employment with the Company by reason of the Grantee’s death or Disability, any outstanding Restricted Stock Units that are then still subject to vesting conditions shall become vested as of the date of such Change of Control termination of employment.

Unless otherwise provided for above, if the Grantee’s employment with the Company and its Affiliates terminates or is terminated for any reason, any Restricted Stock Units that are then still subject to vesting conditions as of such date shall be immediately forfeited with no other compensation due to the Grantee.

Notwithstanding the foregoing, no Restricted Stock Units subject to this Agreement shall vest unless the Grantee has complied with all applicable provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). If the Restricted Stock Units subject to this Agreement would have vested pursuant to this Agreement but did not vest solely because the Grantee was not in compliance with all applicable provisions of the HSR Act, the Vesting Date and the Share issuance date for such Restricted Stock Units shall occur on the first date following the date on which such Restricted Stock Units would otherwise have vested pursuant to this Agreement on which the Grantee has complied with all applicable provisions of the HSR Act.

RECRO PHARMA, INC.

By:
Name:
Title:

DATED:

In order to indicate your acceptance of the award of Restricted Stock Units subject to the restrictions and upon the terms and conditions set forth above, in the Award Agreement and in the Plan, please execute and immediately return to the Company the enclosed duplicate original of this Grant Schedule and the Award Agreement.

ACCEPTED AND AGREED,
Intending to be legally bound:

[NAME]

Date